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                            September 16, 2021

       Peter Hardie
       Chief Financial Officer
       Equinox Gold Corp.
       700 West Pender Street
       Suite 1501
       Vancouver, British Columbia
       V6C 1G8

                                                        Re: Equinox Gold Corp.
                                                            Form 40-F for the
Year Ended December 31, 2020
                                                            Filed March 24,
2021
                                                            File No. 001-39038

       Dear Mr. Hardie:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 40-F Filed March 24, 2021

       Exhibit 99.3 - Consolidated Financial Statements
       3. Significant Accounting Policies
       (g) Mineral properties, plant and equipment, page 15

   1. Your accounting policy states that you amortize your mineral property and mine development costs on
the units-of-production method over the estimated recoverable ounces which includes
proven and probable reserves and, for certain underground mines, certain measured,
indicated, and inferred resources. Please address the following points:
                                                            Identify the mines
where resources are used in the denominator of the calculation of depletion.
                                                            Quantify the amount
of mineral property and development costs and related depletion taken for the
years ended December 31, 2020 and the most recently reported 2021
 Peter Hardie
Equinox Gold Corp.
September 16, 2021
Page 2
              interim period for each of the mines identified above.
                Tell us the percentage and amount of measured, indicated, and inferred resources that you include in the depletion calculations of the identified mines.
                Provide us the amount of depletion expense for each of the mines with and without the inclusion of inferred resources in the denominator for the year ended December
              31, 2020 and the most recently reported 2021 interim period.
                Explain your basis for the inclusion of inferred resources given that the tonnage, grade and mineral content of these resources can typically only be estimated with a low level of confidence and how you compensated for this lower confidence level.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 with any questions.



FirstName LastNamePeter Hardie                                Sincerely,
Comapany NameEquinox Gold Corp.
                                                              Division of
Corporation Finance
September 16, 2021 Page 2                                     Office of Energy
& Transportation
FirstName LastName